UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Simlatus Corp.

(Name of Issuer)

Common Stock $0.00001 par value

(Title of Class of Securities)

828663302

(CUSIP Number)

May 25, 2017

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 828663302	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	ARC Capital Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

	(a) ☐
	(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands
	5.	SOLE VOTING POWER

		180,000,000
NUMBER OF	6.	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7.	SOLE DISPOSITIVE POWER
EACH
REPORTING		180,000,000
PERSON WITH	8.	SHARED DISPOSITIVE POWER

		0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	180,000,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
	(see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.72%
12.	TYPE OF REPORTING PERSON (see instructions)

	CO

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CUSIP No. 828663302	13G	Page 3 of 5 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 180,000,000 shares of Common Stock as of May 25, 2017.

(b)	Percent of class: 7.72%

The Reporting Persons’ beneficial ownership of 180,000,000 shares of Common Stock constitutes 7.72% of all the outstanding shares of Common Stock, based upon 2,331,942,485 shares of Common Stock outstanding as of May 25, 2017, as informed by the Issuer.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote of 180,000,000.

(ii)	Shared power to vote or to direct the vote 0.

(iii)	Sole power to dispose or to direct the disposition of 180,000,000

(iv)	Shared power to dispose or to direct the disposition of 0.

Instruction . For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Instruction . Dissolution of a group requires a response to this item.

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CUSIP No. 828663302	13G	Page 4 of 5 Pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 828663302	13G	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

06/29/2017
Date

/s/ Mengying Wang
Signature

Mengying Wang/Director
Name/Title

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